FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and address of Company:

Leading Brands, Inc.
Suite 1800 – 1500 West Georgia Street
Vancouver BC V6G 2Z6

Item 2.	Date of Material Change:

April 27, 2010

Item 3.	News Release:

A news release announcing the material change was issued on April 28, 2010 for Canadian and U.S. distribution through GlobeNewswire.

Item 4.	Summary of Material Change:

The Company determined to write off the goodwill on its balance sheet as at February 28, 2009, due to its low market capitalization on that date.

Item 5.	Full Description of Material Change:

For the year ended February 28, 2009, following a detailed review of the fair value calculations, the Company has decided to write off its goodwill asset value of $3,353,543 as its market capitalization as at February 28, 2009 no longer supported it. Earnings for the year ended February 28, 2009 are being restated by the amount of $3,353,543 due to the goodwill write down.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable

Item 7	Omitted Information:

Not applicable

Item 8	Executive Officer:

Ralph D. McRae, Chief Executive Officer
(604) 685-5200 (Ext. 238)

Item 9.	Date of Report:

April 28, 2010